SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 4)*

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

AMN Healthcare Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

001744101

(CUSIP Number)

Goldman, Sachs & Co. Attention: Ben I. Adler, Esq. 200 West Street New York, New York 10282 (212) 902-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

1	NAMES OF REPORTING PERSONS The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,577 (See Item 5 below)
	8	SHARED VOTING POWER 5,029,047 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 4,577 (See Item 5 below)
	10	SHARED DISPOSITIVE POWER 5,029,047 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,033,624 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.6% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) HC-CO

1	NAMES OF REPORTING PERSONS Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,029,047 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,029,047 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,029,047 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.5% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) BD-PN-IA

1	NAMES OF REPORTING PERSONS GSUIG, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000,863 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000,863 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,863 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.5% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) OO

This Amendment No. 4 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”) and GSUIG, L.L.C. (“GSUIG”) (each, a “Reporting Person” and collectively, the “Reporting Persons”)1 with the SEC on September 13, 2010, as amended by Amendment No. 1 to such statement filed with the SEC on December 17, 2010, Amendment No. 2 to such statement filed with the SEC on June 16, 2011, and Amendment No. 3 to such statement filed with the SEC on July 8, 2011 (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended as follows:

During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group is set forth on Schedule I hereto and is incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSUIG is set forth on Schedule II-A hereto and is incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which exercises the authority of Goldman Sachs in managing GSUIG, is set forth on Schedule II-B hereto and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

Additionally, no funds were used by any of the Reporting Persons to acquire any of the 2,506 shares of Common Stock held for the sole benefit of GS Group that were issued to Mr. Chavez pursuant to the SAR Agreement in connection with Mr. Chavez’s irrevocable exercise of the 5,397 SARs on July 7, 2011. Following issuance to Mr. Chavez, such 2,506 shares of Common Stock were transferred by Mr. Chavez to GS Group and are now held directly by GS Group.

[1]	Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Exchange Act.

The funds for shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group and reported as beneficially owned in the Schedule 13D and this Amendment came from the working capital of Goldman Sachs or such other subsidiary. The funds for shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons held in client accounts, if any, with respect to which Goldman Sachs or another wholly-owned subsidiary of GS Group or their employees have investment discretion (“Managed Accounts”) came from client funds. The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

The Reporting Persons intend to sell shares of Common Stock beneficially owned by them from time to time as they determine appropriate depending upon market conditions, subject to compliance with applicable law and the Stockholders Agreement.

In accordance with the foregoing, prior to the time of the filing of this Amendment on May 7, 2012, GSUIG deposited three originals of Form 144 Notice of Proposed Sale of Securities Pursuant to Rule 144 Under The Securities Act of 1933 in the United States’ mail for transmission to the SEC (together with a fourth original thereof for transmission to The New York Stock Exchange, which is the principal market on which the Common Stock is admitted) relating to the proposed sale by GSUIG of 702,543 shares of Common Stock in accordance with Rule 144 promulgated by the SEC under the Securities Act of 1933, as amended (“Rule 144”).

Sales of shares of Common Stock may be made by each Reporting Person, at any time and from time to time, in the open market (including, without limitation, under Rule 144 and/or pursuant to the resale registration statement filed by the Issuer pursuant to the Registration Rights Agreement that was declared effective by the SEC), in privately negotiated transactions or otherwise. Each Reporting Person may also acquire additional securities of the Issuer from time to time. As stated in the Schedule 13D, the Reporting Persons intend to act in accordance with the terms of the Stockholders Agreement and the Registration Rights Agreement for as long as such agreements remain in effect. Subject to the foregoing, each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, subject to compliance with the terms of the Stockholders Agreement, each Reporting Person reserves the right to change its intentions, as it deems appropriate.

In addition, the Reporting Persons may engage in discussions with management and members of the board of directors of the Issuer regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting

Persons also reserve the right, in each case subject to applicable law, to (i) cause any of the Reporting Persons to distribute (or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be) shares of Common Stock or other securities owned by such Reporting Persons, (ii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (iii) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding Common Stock. To the knowledge of each Reporting Person, each of the persons listed on Schedules I, II-A and II-B hereto may make similar evaluations from time to time or on an ongoing basis.

Except as set forth in the Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules I, II-A or II-B hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

The information set forth in Item 4 is hereby incorporated herein by reference.

(a) There are 40,825,238 shares of Common Stock issued and outstanding as of May 1, 2012, as reported by the Issuer in its Form 10-Q filed with the SEC on May 4, 2012.

(i) As of the close of business on May 4, 2012, GS Group may be deemed to have beneficially owned 5,033,624 shares of Common Stock in the aggregate, consisting of (i) 2,258,535 shares of Common Stock issued to GSUIG at the closing of the Merger, (ii) 2,536,660 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG at the closing of the Merger, (iii) 102,272 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG pursuant to the Termination and Release Agreement, (iv) 103,396 shares of Common Stock issuable upon conversion of the Preferred Stock delivered to GSUIG from escrow as a consideration adjustment pursuant to Section 3.4 of the Merger Agreement, (v) 28,184 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, (vi) 2,071 shares of Common Stock issued pursuant to the Restricted Stock Unit Agreement and (vii) 2,506 shares of Common Stock issued pursuant to the SAR Agreement, representing in the aggregate beneficial ownership of approximately 11.6% of the Common

Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act. Mr. Chavez irrevocably exercised the 5,397 SARs pursuant to the SAR Agreement on July 7, 2011, and was issued a net number of shares of Common Stock equal to 2,506. Such 2,506 shares of Common Stock so issued to Mr. Chavez (i) were held by Mr. Chavez for the sole benefit of GS Group and (ii) have been transferred by Mr. Chavez to GS Group and are now held directly by GS Group.

(ii) As of the close of business on May 4, 2012, Goldman Sachs may be deemed to have beneficially owned 5,029,047 shares of Common Stock in the aggregate, consisting of (i) 2,258,535 shares of Common Stock issued to GSUIG at the closing of the Merger, (ii) 2,536,660 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG at the closing of the Merger, (iii) 102,272 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG pursuant to the Termination and Release Agreement, (iv) 103,396 shares of Common Stock issuable upon conversion of the Preferred Stock delivered to GSUIG from escrow as a consideration adjustment pursuant to Section 3.4 of the Merger Agreement and (v) 28,184 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate beneficial ownership of approximately 11.5% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(iii) As of the close of business on May 4, 2012, GSUIG may be deemed to have beneficially owned 5,000,863 shares of Common Stock in the aggregate, consisting of (i) 2,258,535 shares of Common Stock issued to GSUIG at the closing of the Merger, (ii) 2,536,660 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG at the closing of the Merger, (iii) 102,272 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG pursuant to the Termination and Release Agreement and (iv) 103,396 shares of Common Stock issuable upon conversion of the Preferred Stock delivered to GSUIG from escrow as a consideration adjustment pursuant to Section 3.4 of the Merger Agreement, representing in the aggregate beneficial ownership of approximately 11.5% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

The aggregate number of shares of Common Stock described above does not include shares of Common Stock beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder by the SEC, in which GS Group, Goldman Sachs or GSUIG may be deemed a member.

As a result of certain of the matters described in Item 4 in the Schedule 13D, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, with, among others, the NFI Parties. The aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the other NFI Parties, based on available information, is 6,650,278, which represents approximately 15.1% of the Common Stock. The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by the NFI Parties who are parties to the Stockholders Agreement, other than GSUIG. Each of the Reporting Persons disclaims membership in any “group” with any person or entity and disclaims beneficial ownership of any shares of Common Stock owned by the NFI Parties to the Stockholders Agreement, other than GSUIG.

(b) Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) No transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto, during the 60 day period immediately preceding the time of the filing of this Amendment on May 7, 2012.

(d) Except for clients of Goldman Sachs or another subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 7, 2012

THE GOLDMAN SACHS GROUP, INC.

	By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

Dated May 7, 2012

GOLDMAN, SACHS & CO.

	By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

Dated May 7, 2012	GSUIG, L.L.C.

	By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden, and Lakshmi N. Mittal, who is a citizen of India. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.

Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation

M. Michele Burns	Executive Director and Chief Executive Officer of the Retirement Policy Center

Claes Dahlback	Senior Advisor to Investor AB and Foundation Asset Management

Stephen Friedman	Chairman of Stone Point Capital

William W. George	Professor of Management Practice at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson	Vice Chairman of Perseus, L.L.C.

Lois D. Juliber	Former Vice Chairman and Chief Operating Officer of the Colgate-Palmolive Company

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

James J. Schiro	Former Chief Executive Officer of Zurich Financial Services

Debora L. Spar	President of Barnard College

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of GSUIG, L.L.C. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Martin A. Hintze, Philippe Camu, James H. Reynolds, Emmanuel Bresson, Richard J. Butland, Jean-Christophe Germani, Matthias Hieber, Till C. Hufnagel, Steffen Kastner, Philippe H. Lenoble, Peter R. Lyneham, Jan Petzel and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn, Stephanie Hui, Andrew Wolff, Sean Fan and Richard Zhu is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato, Peter J. Perrone and Raheel Zia is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur Sahu and Vishal Bakshi is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Kota Igarashi is Roppongi Hills Mori Tower, 10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6147, Japan. The business address of Steven R. Sher is Level 42, Governor Phillip Tower, 1 Farrer Place, Sydney NSW 2000, Australia. The business address of Pei Pei P. Yu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic, James H. Reynolds, Emmanuel Bresson and Jean-Christophe Germani are citizens of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Till Hufnagel, Steffen Kastner, Jan Petzel and Oliver Thym are citizens of Germany; Julian C. Allen, Richard J. Butland, Stephanie Hui, Steven R. Sher and Raheel Zia are citizens of the United Kingdom, Philippe Camu and Philippe H. Lenoble are citizens of Belgium, Ankur Sahu, Sumit Rajpal and Vishal Bakshi are citizens of India, Peter Lyneham is a citizen of Australia, Nicole Agnew is a citizen of Canada, Mick J. Beekhuizen is a citizen of The Netherlands, Matthias Hieber is a citizen of Austria, Pei Pei P. Yu.is a citizen of Taiwan, Sean Fan is a citizen of the People’s Republic of China, Kota Igarashi is a citizen of Japan and Richard Zhu is a citizen of Hong Kong.

Name	Position	Present Principal Occupation
Richard A. Friedman	Director and President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L..L.C.

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.

James H. Reynolds	Vice President	Managing Director of Goldman Sachs International

Ankur Sahu	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited

Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Vishal Bakshi	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited

Mick J. Beekhuizen	Vice President	Managing Director of Goldman, Sachs & Co.

Emmanuel Bresson	Vice President	Managing Director of Goldman Sachs International

Richard J. Butland	Vice President	Managing Director of Goldman Sachs International

T.J. Carella	Vice President	Managing Director of Goldman, Sachs & Co.

David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.

Jack F. Daly	Vice President	Managing Director of Goldman, Sachs & Co.

Sean Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Jean-Christophe Germani	Vice President	Managing Director of Goldman Sachs International

Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.

Matthias Hieber	Vice President	Managing Director of Goldman Sachs International

Till C. Hufnagel	Vice President	Managing Director of Goldman Sachs International

Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co

Kota Igarashi	Vice President	Managing Direct of Goldman Sachs Japan, Co., Ltd

Walt Jackson	Vice President	Managing Director of Goldman, Sachs & Co.

Steffen Kastner	Vice President	Managing Director of Goldman Sachs International

Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Peter R. Lyneham	Vice President	Managing Director of Goldman Sachs International

Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.

Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Jan Petzel	Vice President	Managing Director of Goldman Sachs International

Steven R. Sher	Vice President	Managing Director of Goldman Sachs Australia Pty Ltd.

Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.

Pei Pei P. Yu.	Vice President	Managing Director of Goldman Sachs (China) LLC

Richard Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Raheel Zia	Vice President	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Vice President	Managing Director of Goldman Sachs International

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Eric Goldstein	Director, Vice President and Secretary	Vice President of Goldman, Sachs & Co.

SCHEDULE II-B

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSUIG, L.L.C.

The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Martin A. Hintze and James Reynolds is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of each of Stephanie Hui and Andrew E. Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All members listed below are United States citizens, except as follows: Stephanie Hui is a citizen of the United Kingdom; Hughes B. Lepic and James Reynolds are citizens of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; and Ankur A. Sahu and Sumit Rajpal are citizens of India.

Name	Present Principal Occupation
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Managing Director of Goldman, Sachs & Co.

Joe DiSabato	Managing Director of Goldman, Sachs & Co.

Adrian M. Jones	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director of Goldman Sachs (Japan) L.L.C.

Andrew E. Wolff	Managing Director of Goldman Sachs (Asia) L.L.C.

Hughes B. Lepic	Managing Director of Goldman, Sachs International

Gerald J. Cardinale	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.

Martin A Hintze	Managing Director of Goldman, Sachs International

Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.

Sumit Rajpal	Managing Director of Goldman, Sachs & Co.

James Reynolds	Managing Director of Goldman, Sachs International

SCHEDULE III

On July 15, 2010, Goldman, Sachs & Co. (“Goldman Sachs”) agreed with the Securities and Exchange Commission (the “SEC”) to settle the SEC’s pending case against Goldman Sachs relating to disclosures in the ABACUS 2007-AC1 CDO offering. Goldman Sachs consented to the entry of a final judgment by the court, which approved the settlement, providing for the payment of penalties and disgorgement totaling $550 million, Goldman Sachs’s implementation of certain remedial measures focused on offerings of mortgage-related securities and an injunction against violating Section 17(a) of the Securities Act of 1933 in the offer or sale of any security. The conduct of Goldman Sachs alleged in the SEC’s complaint involved an offering of a synthetic collateralized debt obligation, which referenced a portfolio of synthetic residential mortgage-backed securities, by Goldman Sachs or its affiliates to qualified institutional buyers in reliance on the exemption from registration under the Securities Act of 1933 provided by Rule 144A and to non-U.S. persons in reliance on the safe harbor from registration provided by Regulation S. Specifically, the complaint alleged that the offering materials, in describing the Portfolio Selection Agent for the portfolio of synthetic residential mortgage-backed securities, should have disclosed that the hedge fund assuming the short side of the transaction had played a role in the selection process. In its consent to the judgment, Goldman Sachs acknowledged that it was a mistake not to disclose the role of the hedge fund.

The SEC has alleged that the huddles program of Goldman Sachs—a practice where Goldman Sachs equity research analysts allegedly provided their best trading ideas to Goldman Sachs traders and a select group of Goldman Sachs top clients—created a serious and substantial risk that analysts would share material nonpublic information concerning their published research with Asymmetric Service Initiative (“ASI”) clients and firm traders. The SEC alleged that Goldman Sachs willfully violated Section 15(g) of the Exchange Act by failing establish, maintain, and enforce adequate policies and procedures to prevent such misuse in light of the risks arising from the huddles and ASI. Without admitting or denying the Violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease and Desist Order on April 12, 2012 (the “Order”) by the SEC pursuant to which Goldman Sachs (i) shall cease and desist from committing or causing any violations and any future violations of Section 15(g) of the Exchange Act; (ii) is censured; (iii) paid a total civil money penalty of $22 million on April 19, 2012, $11 million of which was paid to the Financial Industry Regulatory Authority in a related proceeding, and $11 million of which was paid to the SEC, and (iv) shall comply with certain other Undertakings, including a comprehensive review, including recommendations, of the policies, procedures and practices maintained and implemented by Goldman Sachs pursuant to Section 15(g) of the Exchange Act that relate to the findings of the Order.